Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Superconductor Technologies Inc. on Form S-1, Amendment #1 (File No. 333-233693) of our report dated March 29, 2019 (which includes an explanatory paragraph as to the Company’s ability to continue as a going concern), with respect to our audits of the consolidated financial statements and related consolidated financial statement schedules of Superconductor Technologies Inc. as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 appearing in the Annual Report on Form 10-K of Superconductor Technologies Inc. for the year ended December 31, 2018. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

Marcum LLP

Los Angeles, California

September 27, 2019